

July 9, 2015

Sean S. Sullivan
Chief Financial Officer
AMC Networks, Inc.
11 Penn Plaza
New York, NY 10001

     Re: **AMC Networks, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Response Dated June 17, 2015
              File No. 001-35106

Dear Mr. Sullivan:

We have reviewed your June 17, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 3. Acquisitions, page F-15

BBC America, page F-15

1. We note from your response to comment two of our letter dated June 17, 2015, your description of the authority of the Editorial Committee and what that authority excludes. Please expand upon your description to explain the activities of the Editorial Committee and contrast further its activities with the programming decision-making that is performed by the Operations Committee. Examples may promote our understanding of the activities of each committee as it relates to programming decision-making. In addition, explain to us why the actions undertaken by the Editorial Committee do not represent a most important activity of the Joint Venture.

2. We note from your disclosure on page 53 that BBCW's put right is only exercisable on the fifteenth and twenty-fifth year anniversary of the agreement. Please explain to us why you believe BBCW's put right is substantive.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant